CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees
Putnam Funds Trust:

We consent to the use of our reports dated April 8, 2016 with respect to the financial statements of Putnam Floating Rate Income Fund, June 9, 2016 with respect to the financial statements of Putnam Multi-Cap Core Fund and Putnam Equity Spectrum Fund, and July 7, 2016 with respect to the financial statements of Putnam Dynamic Risk Allocation Fund, each a series of Putnam Funds Trust, included herein, and to the references to our firm under the captions Financial Highlights in the prospectuses and Independent Registered Public Accounting Firm and Financial Statements in the Statements of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts
February 23, 2017